UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: June 9, 2005

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. (the “Partnership”), dated May 10, 2005.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP.

• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2005	TEEKAY LNG PARTNERS L.P. By: /s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY LNG PARTNERSHIP L.P. TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY LNG PARTNERS L.P. ANNOUNCES
COMPLETION OF INITIAL PUBLIC OFFERING AND
EXERCISE BY UNDERWRITERS OF OVER-ALLOTMENT OPTION

Nassau, The Bahamas, May 10, 2005 — Teekay LNG Partners L.P. (NYSE: TGP) today completed its initial public offering of 6,900,000 of its common units at $22.00 per unit, including 900,000 units subject to the over-allotment option, which the underwriters exercised. Gross proceeds from the offering were $151.8 million. The common units trade on the New York Stock Exchange under the symbol “TGP.”

The 6,900,000 common units represent a 22.3% ownership interest in the master limited partnership. Teekay Shipping Corporation owns the remaining interests in the partnership, including common units, subordinated units and its general partner interest.

The book-running manager of the initial public offering was Citigroup and UBS Investment Bank acted as co-lead manager. Other co-managers included A.G. Edwards, Wachovia Securities, Raymond James, Jefferies & Company, Inc. and Deutsche Bank Securities. A copy of the final prospectus relating to the offering may be obtained from Citigroup at Citigroup Global Markets Inc., c/o Prospectus Department, 140 58th Street, Brooklyn, New York, 11220; fax: 718-765-6734; phone: 718-765-6732.

About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a Marshall Islands partnership recently formed by Teekay Shipping Corporation as part of its strategy to expand its operations in the liquefied natural gas (or LNG) shipping sector. Teekay LNG Partners provides LNG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of seven LNG carriers and five Suezmax class crude oil tankers. Three of the seven LNG carriers are newbuildings scheduled for delivery in late 2006 and early 2007, in which Teekay LNG Partners will hold at least a 70% interest.

For Investor Relations Enquiries:
Scott Gayton
Tel: +1 (604) 609-6442

For Media Enquiries:
Kim Barbero
Tel: +1 (604) 609-6433